Exhibit 12.1

               Electronic Retailing Systems International, Inc.
               Computation of Ratio of Earnings to Fixed Charges
                         (dollar amounts in thousands)
                                           Year Ended December 31,
                                          -------------------------
                                          1996        1995        1994
                                          ----        ----        ----
Pre-tax loss from
 continuing operations                    $(9,412)    $(10,868)   $(11,278)
                                          --------    ---------   ---------

Fixed charges:
-------------
Interest expense & amortization               382           291         65

Rentals:
    Buildings - 33%                            93            98         86
    Office and other leased
     equipment - 33%                            11           13          6
                                         --------     ---------   ---------

Total fixed charges                           486           402        157
                                          --------    --------- ---------

Earnings before income taxes,
 minority interest and fixed
 charges                                   (8,926)     (10,466)    (11,121)
                                          --------    ---------   ---------
Ratio of earnings to fixed
 charges(a)                                  --           --          --
                                          ========    ========= =========

Deficiency of earnings to fixed
 charges                                  $ 9,412     $ 10,868    $ 11,278
                                          ========    ========= =========


(a) As a result of losses incurred in the periods presented, the Company was unable to cover the indicated fixed charges.